UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25(b)

NOTIFICATION OF LATE FILING

(Check One):

[ ]

Form 10-KSB

[ ]

Form 20-F

[ ]

Form 11-K

[x]

Form 10-QSB

[ ] Form N-SAR

For Period Ended:  March 31, 2003

[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR

For the Transition Period Ended: . . . . . . . . . . .

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Read Attached Instruction Sheet Before Preparing Form.   Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: . . . . . __________________________________________________________________

PART I - Registrant Information

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Full Name of Registrant

Cintech Solutions, Inc.

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

4747 Lake Forest Drive

City, State and Zip Code

Cincinnati, Ohio  45242

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PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [paragraph 23,047], the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[XX]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Cintech Solutions, Inc.’s quarterly report on Form 10-QSB for the period ended March 31, 2003 will not be completed within the prescribed time frame due to the Company’s filing of a voluntary petition under Chapter 11 of Title 11 of the United States Code and reductions in the number of employees of the Company.  Cintech Solutions, Inc. filed the petition under the bankruptcy code on March 13, 2003.  Cintech Solutions, Inc. also significantly reduced its number of employees during the first calendar quarter of 2003.  The Company has devoted significant employee resources to the reorganization of the Company under Chapter 11, which, compounded by the reduction in employees, necessitates additional time for the filing of the report on Form 10-QSB without unreasonable effort or expense.

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PART IV - Other Information

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(1)  Name and telephone number of person to contact in regard to this notification:

Dino Lucarelli               (513) 731-6000

(Name)                     (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's revenues for the quarter declined 29% and 33% versus the prior quarter and the year ago quarter respectively, principally as a result of lower software sales to its largest customer, Nortel Networks.  The Company believes that this revenue reduction is due to inventory balancing and related adjustments by that customer, but does not believe that this negative condition represents a trend or permanent condition.

Accordingly, the company's balance sheet will reflect lower receivables and therefore lower current assets, resultant directly from the lower revenues.

Cintech Solutions, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2003

By:

_/s/Dino Lucarelli_______________

Dino Lucarelli

Chief Financial Officer,

Acting Chief Executive Officer

INSTRUCTION:  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form, accountant’s statement or other exhibit.

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